UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Pro-Dex, Inc.

(Exact Name of Registrant as Specified in its Charter)

COLORADO	000-14942	84-1261240
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification Number)

2361 McGaw Avenue, Irvine, California	92614
(Address of Principal Executive Offices)	(Zip Code)

Alisha K. Charlton	(949)769-3231
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 - Conflict Minerals Disclosure

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

A copy of Pro-Dex, Inc.’s (“Company,” “Pro-Dex,” “we,” “our,” “us”) Conflict Minerals Report for this reporting period January 1, 2021 to December 31, 2021 is provided as Exhibit 1.01 hereto and is publicly available at www.pro-dex.com/investor-relations. Pro-Dex’s determination related to disclosures relating to conflict minerals is included in our Conflict Minerals Report and incorporated by reference herein.

We undertook due diligence measures, including surveying our direct suppliers through an industry-standard survey template for conflict minerals, to try to determine the sources of these minerals, which we purchase through a complex supply chain. Currently, we do not have sufficient information from all our suppliers or other sources to determine the country of origin of the conflict minerals used in our products or to identify the facilities used to process those conflict minerals.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report for the reporting period January 1, 2021 to December 31, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 27, 2022

PRO-DEX, INC.
/s/ Alisha K. Charlton
Alisha K. Charlton Chief Financial Officer